EXHIBIT (j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of Calvert Social Investment Fund and The Board of Directors of Calvert World Values Fund, Inc. and Calvert Impact Fund, Inc.:

We consent to the use of our reports, dated November 21, 2018, with respect to the financial statements of Calvert Balanced Fund and Calvert Equity Fund, each a series of Calvert Social Investment Fund, and Calvert Mid-Cap Fund, a series of Calvert World Values Fund, Inc., and Calvert Small-Cap Fund, a series of Calvert Impact Fund, Inc., as of September 30, 2018, incorporated herein by reference, and to the references to our firm under the heading "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

January 24, 2019